FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Mitchell W. Legler and Harriette D. Legler, Tenants by the Entireties	2. Date of Event Requiring Statement (Month/Day/Year) 3/13/02	4. Issuer Name and Ticker or Trading Symbol Asbury Automotive Group, Inc. [NYSE: ABG]
(Last) (First) (Middle) 300A Wharfside Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [X] 10% Owner [_] Officer (give Below) [_] Other (specify title below)	6. If Amendment, Date of Original (Month/Year)
(Street) Jacksonville FL 32207-8153			7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	40,263.00(1)	(D)

(1) Mitchell W. Legler and Harriette D. Legler, Tenants by the Entirities could be deemed to be part of a group as defined in Section 13(d) of the Exchange Act that owns approximately 79% of the outstanding common stock of Asbury Automotive Group, Inc. based on voting arrangements in a shareholders agreement.  Mitchell W. Legler and Harriette D. Legler, Tenants by the Entirities expressly disclaims beneficial ownership of the shares of Asbury Automotive Group, Inc. beneficially owned by all other parties to the shareholders agreement.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deriv- ative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable*	Expira- tion Date	Title	Amount or Number of Shares
N/A

Explanation of Responses: * Vesting 1/3, 1/3, 1/3 each year. The first 1/3 vest date is listed here.
	/s/ Mitchell Legler **Signature of Reporting Person	3/31/03 Date
** Note:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2